Mail Stop 3561

July 30, 2008

Mr. Homi B. Patel, President and Chief Executive Officer
Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606

       Re: **Hartmarx Corporation**
               Form 10-K for the Fiscal Year Ended November 30, 2007
               Filed February 8, 2008
               File No. 001-08501

Dear Mr. Patel:

We have reviewed your response and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment(s) in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation Discussion and Analysis, page 15

1. We note your response to comment 1 of our letter dated March 7, 2008 and we reiterate our comment. Please confirm that in future filings, you will disclose the terms of the specific performance targets used to determine incentive amounts. To the extent you will not disclose these targets, provide a supplemental analysis

as to why it is appropriate to omit it pursuant to Instruction 4 to Item 402(b) of Regulation S-K. This analysis should be of the targets from the proxy statement for the 2007 year.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comment may be directed to Ryan Milne at (202) 551-3688. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or Pam Howell, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Taras Proczko, Esq.
        FAX 312/357-5807